UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*


                         El Paso Energy Corporation
 --------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock (par value $3.00 per share)
 --------------------------------------------------------------------------
                      (Title of Class and Securities)


                                 283905107
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                               (CUSIP Number)


                             Austin M. O'Toole
                          The Coastal Corporation
                               Coastal Tower
                            Nine Greenway Plaza
                             Houston, TX 77046
                         Telephone: (713) 877-1400
 --------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              with a copy to:

                            Kevin Barnette, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                          1440 New York Avenue, NW
                            Washington, DC 20005
                         Telephone: (202) 371-7000


                              January 17, 2000
 --------------------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

      CUSIP No. 283905107
      ___________________________________________________________________
      1.   NAMES OF REPORTING PERSON
           The Coastal Corporation

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
           74-1734212
      ___________________________________________________________________
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  ( )
      ___________________________________________________________________
      3.   SEC USE ONLY

      ___________________________________________________________________
      4.   SOURCE OF FUNDS*
           00
      ___________________________________________________________________
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
      ___________________________________________________________________
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
      ___________________________________________________________________
                                    7.   SOLE VOTING POWER
            NUMBER OF                      35,080,566
             SHARES                 _____________________________________
          BENEFICIALLY              8.   SHARED VOTING POWER
            OWNED BY                        0
              EACH                  _____________________________________
            REPORTING               9.   SOLE DISPOSITIVE POWER
             PERSON                        35,080,566
              WITH                  _____________________________________
                                    10.  SHARED DISPOSITIVE POWER
                                            0
      ___________________________________________________________________
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14.9%
      ___________________________________________________________________
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                        (  )
      ___________________________________________________________________
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           14.9%
      ___________________________________________________________________
      14.  TYPE OF REPORTING PERSON
           CO
      ___________________________________________________________________




 ITEM 1.     Security and Issuer

      This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $3.00 per share (the "El Paso Common Stock"), of El Paso Energy Corporation, a Delaware corporation ("El Paso"). The principal executive offices of El Paso are located at 1001 Louisiana Street, Houston, Texas, 77002.

 ITEM 2.     Identity and Background

      This Statement is being filed by The Coastal Corporation, a Delaware corporation ("Coastal"). The principal business and executive offices of Coastal are located at Coastal Tower, Nine Greenway Plaza, Houston, Texas, 77046. Coastal is a diversified energy holding company with subsidiary operations in natural gas gathering, marketing, processing, storage and transmission; petroleum refining, marketing and distribution and chemicals; gas and oil exploration and production; coal mining; and power.

      (a)-(c); (f) Schedule I hereto contains certain information with respect to the executive officers and directors of Coastal, including their business addresses, their principal occupations or employment, the name, principal businesses and address of any corporation or other organization in which such employment is conducted and their citizenship.

      (d)-(e) Neither Coastal nor, to the knowledge of Coastal, any of the executive officers or directors of Coastal, has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the federal or state securities laws or finding any violations with respect to such laws.

 ITEM 3.     Source and Amount of Funds or Other Consideration

      As more fully described below, pursuant to the terms of the Stock Option Agreement, dated as of January 17, 2000, by and between Coastal and El Paso (the "El Paso Stock Option Agreement"), Coastal will have the right, upon the occurrence of certain events, to purchase from time to time up to 35,080,566 shares of El Paso Common Stock at a price of $37.80 per share (subject to adjustment as provided in the El Paso Stock Option Agreement) (the "El Paso Option"). If Coastal purchases El Paso Common Stock pursuant to the El Paso Stock Option Agreement, Coastal anticipates that the funds to finance such purchase would come from a combination of borrowings and working capital. Because the option under the El Paso Stock Option Agreement is not currently exercisable, no determination has been made at this time as to the source of such funds. As further described in
 Item 4 hereof, under certain circumstances, Coastal can perform a cashless exercise of the El Paso Option.

 ITEM 4.     Purpose of Transaction

      (a)-(j) On January 17, 2000, El Paso, Coastal, and El Paso Merger Company, a Delaware corporation and a wholly-owned subsidiary of El Paso ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference. All references herein are qualified in their entirety by reference to the Merger Agreement. The Merger Agreement provides, among other things, for the merger of Merger Sub with and into Coastal (the "Merger"), with Coastal being the surviving corporation and becoming a wholly-owned subsidiary of El Paso.

      Pursuant to the Merger Agreement and subject to certain exceptions contained therein, at the effective time of the Merger (the "Effective Time") (i) each share of Coastal Common Stock, and each share of Class A Common Stock, par value $.33-1/3 per share, of Coastal ("Coastal Class A Common Stock"), issued and outstanding immediately prior to the Effective Time will cease to exist and will be converted into the right to receive
 1.230 shares of common stock, par value $3.00 per share, of El Paso (including any associated preferred stock purchase rights) (the "El Paso Common Stock"), and (ii) each share of serial Preferred Stock, par value $.33 1/3 per share (the "Coastal Preferred Stock") will cease to exist and will be converted in the right to receive: (a) in the case of Coastal Preferred Stock designated as "$1.19 Cumulative Convertible Preferred Stock, Series A" (the "Coastal Series A Preferred Stock"), 9.133 shares of El Paso Common Stock; (b) in the case of Coastal Preferred Stock designated as "$1.83 Cumulative Convertible Preferred Stock, Series B" (the "Coastal Series B Preferred Stock"), 9.133 shares of El Paso Common Stock; and (c) in the case of Coastal Preferred Stock designated as "$5.00 Cumulative Convertible Preferred Stock, Series C", 17.980 shares of El Paso Common Stock.

      Pursuant to the Merger Agreement, unless otherwise agreed by El Paso and Coastal, upon consummation of the Merger (a) the Restated Certificate of Incorporation of Coastal will be the certificate of incorporation of the surviving corporation, (b) the Amended and Restated By-laws of Coastal will constitute the by-laws of the surviving corporation, (c) the officers of Coastal immediately prior to the Effective Time will continue to serve in their respective offices of the surviving corporation (until their successors are elected or appointed and qualified or until their resignation or removal), and (d) the directors of Merger Sub prior to the Effective Time will be the directors of the surviving corporation.

             Stock Option Agreements

      In connection with, and as a condition and inducement to El Paso's willingness to enter into the Merger Agreement, Coastal granted to El Paso, pursuant to the terms of a Stock Option Agreement, dated January 17, 2000 (the "Coastal Stock Option Agreement" and together with the El Paso Stock Option Agreement, the "Stock Option Agreements"), an option (the "Coastal Option"and together with the El Paso Option, the "Options") to purchase, under certain circumstances, for $34.14375 per share (subject to adjustment as provided in the Coastal Stock Option Agreement), up to 31,834,515 shares of Coastal Common Stock (subject to adjustment as provided in the Coastal Stock Option Agreement).

      In connection with, and as a condition and inducement to Coastal's willingness to enter into the Merger Agreement, El Paso granted to Coastal, pursuant to the terms of the El Paso Stock Option Agreement, an option to purchase, under certain circumstances, for $37.80 per share (subject to adjustment as provided in the El Paso Stock Option Agreement), up to 35,080,566 shares of El Paso Common Stock (subject to adjustment as provided in the El Paso Stock Option Agreement).

      The Stock Option Agreements are attached as Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference. All references herein are qualified in their entirety by reference to the Stock Option Agreements.

      Pursuant to the Stock Option Agreements, either El Paso or Coastal, as the case may be, may exercise the Option granted to it, in whole or in part, at any time or from time to time after the occurrence of any event as a result of which it is entitled to receive a termination fee pursuant to
 Section 8.2 of the Merger Agreement (described below) if the Merger Agreement is being or has been terminated (an "Exercise Event"). Each of the Options shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time and (B) nine months after the first occurrence of an Exercise Event with respect thereto.

      If, prior to the termination of the Coastal Option or the El Paso Option, as the case may be, the grantor enters into any agreement (x) pursuant to which all outstanding shares of the grantor's stock are to be purchased for, or converted into the right to receive cash or (y) with respect to any merger, consolidation, sale or transfer of all or substantially all of any assets (each of the transactions set forth in clauses (x) and (y), a "Transaction"), El Paso and Coastal agree that proper provision shall be made in such agreement to provide that, if the Coastal Option or El Paso Option, as the case may be, shall not theretofore have been exercised, then upon the consummation of the Transaction, if such Option is then exercisable, the Option holder shall have the right, at its election, to receive in exchange for the cancellation of the Coastal Option or El Paso Option, as the case may be, an amount in cash equal to the Spread. The "Spread" is defined as the number of shares subject to the applicable Option multiplied by the excess of (A) the higher of (i) the average of the closing prices of the shares of the grantor's stock as reported by The Wall Street Journal over the ten-trading day period beginning on the trading day immediately following the announcement of the Transaction or (ii) the average of the closing prices of the shares of the grantor's stock as reported by The Wall Street Journal over the ten-trading day period ending on the trading day immediately prior to the consummation of such Transaction, over (B) the exercise price of the applicable Option.

      The amount of the Spread, when added to other profit realized by Coastal or El Paso pursuant to the applicable Option, plus the Termination Fee paid or payable to Coastal or El Paso as described below, as the case may be, may not exceed $325 million.

      Following exercise of the Option by the grantee company, in the event that the company sells, pledges or otherwise disposes (including by merger or exchange) of any of the option shares (a "Sale"), then:

   (i) any Termination Fee due and payable by the grantor company (pursuant to the Merger Agreement) following such time shall be reduced by an amount equal to the excess of (1) the total of
        (A) such Termination Fee, (B) the excess of (w) the aggregate amounts received (whether in cash, securities or otherwise) by the grantee company in all such Sales, over (x) the aggregate purchase price of the option shares sold in such Sales (such excess in this sub-clause (B) being the "Offset Amounts") and (C) cash received pursuant to the provisions discussed above, over (2) $325 million.

   (ii) if grantor company has paid to the grantee company a Termination Fee prior to the Sale, then the grantee company shall immediately remit to the grantor, as additional purchase price for the option shares, the excess, if any, of (y) the total of the Termination Fee paid by the grantor under the Merger Agreement, the Offset Amounts of all Sales and cash received pursuant to the provisions discussed above, over (z) $325 million.

        The aggregate of any Termination Fee, all Offset Amounts, and cash received pursuant to the Option Agreements are not to exceed $325 million.

            Other Matters

      Consummation of the Merger is subject to the satisfaction (or, in certain circumstances, waiver) at or prior to the Effective Time of certain conditions including, but not limited to the following:

   (1) approval and adoption of the Merger and the Merger Agreement by the requisite vote of the stockholders of Coastal;

   (2) approval of the issuance of shares of El Paso Common Stock in connection with the Merger Agreement by the stockholders of El Paso;

   (3) expiration or termination of the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act");

   (4) the obtaining of all waivers, consents, approvals, orders and authorizations of, and notices reports and filings with, governmental entities necessary for the consummation of the transactions contemplated by the Merger Agreement except as would not have a Post-Merger Material Adverse Effect (defined below);

   (5) the effectiveness of a registration statement on Form S-4 with respect to the shares of El Paso Common Stock issuable in the transaction ("Form S-4"), so long as no stop order suspending the effectiveness of the Form S-4 is in effect;

   (6) the obtaining of all material necessary approvals and permits under state securities or "blue sky" laws relating to the issuance of shares of El Paso Common Stock;

   (7) approval of the shares of El Paso Common Stock to be issued pursuant to the terms of the Merger Agreement for listing on the NYSE, subject to official notice of issuance;

   (8) the receipt of a letter from Coastal's independent public accountants stating that Coastal is eligible to participate in a transaction with El Paso accounted for as a pooling-of-interests under Opinion 16 of the Accounting Principles Board ("APB 16"); and

   (9) the receipt of a letter from El Paso's independent public accountants stating that the accounting of the Merger as a pooling-of-interests under APB 16 is appropriate if the merger is closed and consummated in accordance with the terms of the Merger Agreement.

      The consummation of the Merger is also subject to the satisfaction (or, in certain circumstances, the waiver) of certain other customary conditions.

      El Paso and Coastal have each agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement. Each party further agreed to take all actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

      Notwithstanding the foregoing, neither El Paso nor Coastal are required to sell or otherwise dispose of or conduct their business in a specified manner as a condition to obtaining approval from a governmental entity, if such sale or other disposition or conduct of their business in a specified manner, individually or in the aggregate, are not conditioned on the Closing under the Merger Agreement or would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of El Paso and its Subsidiaries (including the Surviving Corporation), taken together, after giving effect to the Merger (a "Post-Merger Material Adverse Effect"). The Merger Agreement provides that El Paso and its Subsidiaries shall not be obligated to take any action that would have a material adverse effect on or with respect to Tennessee Gas Pipeline Company or ANR Pipeline Company, and any such adverse effect shall constitute a "Post-Merger Material Adverse Effect", and that Coastal shall not take any action that would reasonably be likely to have a Post-Merger Material Adverse Effect.

      Under the terms of the Merger Agreement, the Board of Directors of both El Paso and Coastal are prohibited from taking certain actions, including:

   (1) withdrawing or modifying, in any way adverse to the other party, their approval or recommendation of, in the case of El Paso, the issuance of El Paso Common Stock (the "El Paso Stock Issuance") in connection with the Merger Agreement or, in the case of Coastal, the Merger or the Merger Agreement, unless such Board determines in good faith that adverse developments affecting the other party have caused the Merger to be contrary to the best interests of its stockholders;

   (2) approving any Acquisition Agreement (as defined in the Merger Agreement, but not including the Merger Agreement);

   (3) approving or recommending a Takeover Proposal (as defined in the Merger Agreement) by any third party.

      Notwithstanding the restrictions mentioned in (1) - (3) above, the Board of Directors of El Paso, or the Board of Directors of Coastal, as applicable, may terminate the Merger Agreement and enter into an Acquisition Agreement with respect to any Superior Proposal. A "Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, more than 50% of the combined voting power or assets of El Paso and its Subsidiaries or Coastal and its Subsidiaries, as the case may be, so long as the following conditions are met:

   (1) the proposal is otherwise on terms which the Board of Directors of El Paso or Coastal, as applicable, determines in good faith (based upon the advice of a financial advisor) to be more favorable than the Merger to El Paso's or Coastal's stockholders (and the financing for such proposal is committed or is reasonably capable of being committed in the judgment of the applicable Board of Directors), and

   (2) the Board of Directors of El Paso or Coastal, as applicable, determines in good faith that taking action with respect to such proposal is required for the Board of Directors of El Paso or Coastal, as applicable, to comply with its fiduciary duties to the stockholders.

      The Merger Agreement may also be terminated under the following circumstances:

   (1)  by mutual written consent of El Paso and Coastal;

   (2) by either El Paso or Coastal if the Merger is not completed on or before January 17, 2001, except that if the Merger Agreement has not been completed on or before January 17, 2001 because of the failure to obtain all required regulatory consents or because the waiting period under the HSR Act has not expired or been terminated, then the Merger Agreement may not be terminated by either party until April 17, 2001 (so long as all other conditions set forth in the Merger Agreement were satisfied, waived, or capable of being satisfied on or before January 17, 2001). The right to terminate the Merger Agreement due to the failure of the Merger to be completed prior to January 17, 2001 or April 17, 2001, as the case may be, is not available to any party whose failure to fulfill any obligation under the Merger Agreement was the cause of, or resulted in, the failure of the Merger to be completed on or before such date;

   (3) by either El Paso or Coastal if a governmental entity of competent jurisdiction issues a final, non-appealable order, decree or injunction, or takes other action, making the transactions contemplated by the Merger Agreement illegal or permanently prohibiting such transactions. The right to terminate the Merger Agreement under these circumstances is not available unless the terminating party has used all reasonable best efforts (in accordance with the terms of the Merger Agreement) to cause the applicable order, decree or injunction to be lifted or vacated;

   (4) by either El Paso or Coastal if there has been a material breach by the other party of any representations, warranties, covenants or agreements contained in the Merger Agreement if the breach would result in failure to satisfy certain conditions as set forth in the Merger Agreement (only if such breach is incapable of being cured, or if capable of being cured, has not been cured within 20 days of receiving written notice by the non-breaching party);

   (5) by either El Paso or Coastal if the Coastal stockholders fail to approve and adopt the Merger Agreement and Merger at the Coastal shareholder meeting;

   (6) by either El Paso or Coastal if the El Paso stockholders fail to approve the El Paso Stock Issuance at the El Paso shareholder meeting;

   (7) by El Paso if the Board of Directors of Coastal (i) withdraws or modifies in a manner adverse to El Paso its recommendation of the Merger Agreement or the Merger, (ii) approves or recommends a Takeover Proposal or Acquisition Transaction (as defined in the Merger Agreement), or (iii) fails to reaffirm its approval or recommendation of the Merger Agreement and Merger within 15 days of a request by El Paso (provided that, in connection with a Takeover Proposal, El Paso may make only one such request);

   (8) by Coastal if the Board of Directors of El Paso (i) withdraws or modifies in a manner adverse to Coastal its approval of the Merger Agreement, the Merger, or the El Paso Stock Issuance or its recommendation of the El Paso Stock Issuance, (ii) approves or recommends a Takeover Proposal or Acquisition Transaction, or (iii) fails to reaffirm its approval or recommendation of the Merger Agreement, the Merger or the El Paso Stock Issuance within 15 days of a request by Coastal (provided that, in connection with a Takeover Proposal, Coastal may make only one such request);

      Coastal and El Paso (as applicable, the "company") have each agreed to pay the other a $300 million termination fee if:

   (a) the company receives a Takeover Proposal and the Merger Agreement is subsequently terminated for the reasons described in paragraph
        (2) above or paragraphs (5) or (6), as applicable, above, and (b) within 12 months after the such termination, the company consummates an Acquisition Transaction or enters into an Acquisition Agreement;

   (b) the company receives a Takeover Proposal and the Merger Agreement is terminated by the other party for the reasons described in paragraphs (7) or (8) above, as applicable; or

   (c) the company has not received a Takeover Proposal prior to the termination of the Merger Agreement, the Merger Agreement is terminated by the other party for the reasons described in paragraphs (7) or (8) above, as applicable and, within three months after termination of the Merger Agreement, the company consummates an Acquisition Transaction or enters into an Acquisition Agreement; or

   (d) the Merger Agreement is terminated by the other party in connection with a Superior Proposal, as discussed above.

      Coastal and El Paso (as applicable, the "company") have each agreed to reimburse up to $10 million of the other party's expenses incurred in connection with the Merger Agreement if:

   (a) the company receives a Takeover Proposal and the Merger Agreement is subsequently terminated for the reasons described in paragraph
        (2) above and, within 12 months, the company consummates an Acquisition Transaction or enters into an Acquisition Agreement;

   (b) the company has not received a Takeover Proposal prior to the termination of the Merger Agreement and the Merger Agreement is terminated by the other party for the reasons described in paragraphs (7) or (8) above, as applicable, and, within three months after termination of the Merger Agreement, the company consummates an Acquisition Transaction or enters into an Acquisition Agreement;

   (c) the company receives a Takeover Proposal and the Merger Agreement is terminated by the other party for the reasons described in paragraphs (7) or (8) above, as applicable; or

   (d) the Merger Agreement is terminated by the other party in connection with a Superior Proposal, as discussed above, or for the reasons described in paragraphs (5) or (6) above, as applicable.

      The Merger Agreement provides that, as of the Effective Time, the Board of Directors of El Paso will consist of 12 directors, seven of whom will be designated by El Paso and five of whom will be designated by Coastal. El Paso's designees will include William A. Wise, currently President and Chief Executive Officer of El Paso and, if the Effective Time occurs prior to December 31, 2000, Ronald L. Kuehn, Jr., currently Chairman of El Paso. Coastal's designees will include David A. Arledge, currently Chairman, President and Chief Executive Officer of Coastal.

      In addition, the Merger Agreement provides that, as of the Effective Time, the Board of Directors of El Paso will have two nominating committees: one comprised initially of the seven designees of El Paso (the "EP Committee") and the other comprised initially of the five designees of Coastal (the "Coastal Committee"). As required by the Merger Agreement, from and after the Effective Time and until December 31, 2002 (the "Initial Period"), the Board of Directors of El Paso will maintain the existence of both the Coastal Committee and the EP Committee, and each such committee must at all times be comprised of Company Directors (as defined in the Merger Agreement and referred to herein as "C Directors") and El Paso Directors (as defined in the Merger Agreement and referred to herein as "E Directors"), respectively.

      The EP Committee will be vested with the sole power and authority to recommend up to seven candidates for nomination at each El Paso annual meeting (who, if elected, would be E Directors) and to designate persons to fill vacancies on the El Paso Board of Directors arising from the resignation of an E Director (with such designated person becoming an E Director). The Coastal Committee will be vested with the sole power and authority to recommend up to five candidates for nomination at each El Paso annual meeting (who, if elected, would be C Directors) and to designate persons to fill vacancies on the El Paso Board of Directors arising from the resignation of a C Director (with such designated person becoming a C Director).

      During the Initial Period, no special meeting of the stockholders of El Paso may be called for the purpose of removing or electing one or more directors of El Paso (other than certain Combination Directors as defined in the Merger Agreement) without the approval of at least two-thirds of all of the E Directors and C Directors, voting together.

      During the Initial Period, the Board of Directors of El Paso shall consist of 12 directors; provided, however, that the Board of Directors of El Paso may increase the number of directors solely in connection with one or more Combination Transactions (as defined in the Merger Agreement). During the Initial Period, the Board of Directors of El Paso cannot take any action inconsistent with these provisions relating to the Board of Directors unless such action is approved by at least two-thirds of all of the E Directors and C Directors respectively.

      The Merger Agreement provides that the Board of Directors of El Paso shall take all action necessary so that, (w) if the Effective Time occurs prior to December 31, 2000, Ronald L. Kuehn, Jr. will hold the position of Chairman of the Board of Directors of El Paso during the period from the Effective Time through December 31, 2000, and William A. Wise will hold the position of Chairman of the Board of Directors of El Paso from and after January 1, 2001 (or any earlier time at which Ronald L. Kuehn, Jr. is no longer Chairman of the Board of Directors of El Paso), (x) if the Effective Time occurs on or after December 31, 2000 (or any earlier time at which Ronald L. Kuehn, Jr. will resign as Chairman of the Board of Directors of El Paso), William A. Wise will hold the position of Chairman of the Board of Directors of El Paso from the Effective Time, (y) William A. Wise will also hold the positions of Chief Executive Officer and President of El Paso from the Effective Time and (z) as of the Effective Time, David A. Arledge will hold the position of Vice Chairman of the Board of Directors of El Paso and all senior officers of El Paso and its Subsidiaries involved in the operation of El Paso's and its subsidiaries' non-regulated businesses will report to David A. Arledge with respect to such non-regulated businesses, or David A. Arledge will have such other authority and responsibilities as he and El Paso mutually agree upon. During the Initial Period, (a) William A. Wise may not be removed as Chief Executive Officer or President of El Paso, (b) the power and authority of the Chief Executive Officer, President or Vice Chairman of El Paso may not be reduced, (c) no action may be taken to deny William A. Wise the position of Chairman of the Board of Directors of El Paso in accordance with the foregoing sentence or to deny David A. Arledge the position of Vice Chairman of the Board of Directors of El Paso in accordance with the foregoing sentence, (d) David
 A. Arledge will not be removed as Vice Chairman of the Board of Directors of El Paso, (e) William A. Wise may not be removed as Chairman of the Board of Directors of El Paso, and (f) the power and authority of the Chairman or Vice Chairman may not be reduced, in each case without the approval of at least two-thirds of all E Directors and C Directors, voting together.

      The foregoing provisions regarding the Board of Directors and officers of El Paso will be reflected in a By-law amendment to be adopted by El Paso's Board of Directors as of the Effective Time. During the Initial Period, this By-law amendment cannot be replaced or further amended without the approval of at least two thirds of all C Directors and E Directors, voting together.

      Except as described above or in other Items of this Schedule 13D (which Items are incorporated hereby by reference), or as provided in the Merger Agreement or the Stock Option Agreements, neither Coastal nor, to the best of Coastal's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

 ITEM 5.     Interest in Securities of the Issuer

      (a) - (b) By reason of its execution of the El Paso Stock Option Agreement, Coastal may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, the El Paso Common Stock subject to the El Paso Option and, accordingly, may be deemed to beneficially own 35,080,566 shares of El Paso Common Stock (or approximately 14.9% of the outstanding shares of El Paso Common Stock based upon the 235,440,039 shares of El Paso Common Stock outstanding at the close of business on December 31, 1999 as provided in the Merger Agreement). Coastal expressly disclaims any beneficial ownership of shares of El Paso Common Stock which are purchasable by Coastal upon exercise of the El Paso Option, on the grounds that the El Paso Option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to in Item 4 above. If the El Paso Option were exercised, Coastal would have the sole right to vote and to dispose of the shares of El Paso Common Stock issued as a result of such exercise. Except as described in this Schedule 13D, to the best of Coastal's knowledge, none of the individuals named in Schedule I hereto have beneficial ownership of, or sole or shared voting power or sole or shared dispositive power with respect to, El Paso Common Stock. O. S. Wyatt, Jr. and Harold Burrow each have beneficial ownership of, and sole voting and dispositive power with respect to, 2,000 shares of El Paso Common Stock (or less than 1% of the outstanding shares of El Paso Common Stock based upon the 235,440,039 shares of El Paso Common Stock outstanding at the close of business on December 31, 1999 as provided in the Merger Agreement). M. Truman Arnold has beneficial ownership of, and sole voting and dispositive power with respect to, 800 shares of El Paso Common Stock (or less than 1% of the outstanding shares of El Paso Common Stock based upon the 235,440,039 shares of El Paso Common Stock outstanding at the close of business on December 31, 1999 as provided in the Merger Agreement).

      (c) Except as described in this Schedule 13D, neither Coastal nor, to the best of Coastal's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in shares of El Paso Common Stock during the past 60 days. On January 21, 2000, O. S. Wyatt, Jr. acquired beneficial ownership of 2,000 shares of El Paso Common Stock by purchase through a brokerage account at the price of $33.3125 per share.

      (d) So long as Coastal does not exercise the El Paso Option, Coastal will not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of El Paso Common Stock. Except as described in this Schedule 13D, neither Coastal nor, to the best of Coastal's knowledge, any of the individuals named in
 Schedule I hereto, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of El Paso Common Stock. With respect to the 2,000 shares of El Paso Common Stock beneficially owned by Harold Burrow, The VWB Partnership, Ltd. (of which Mr. Burrow is the general partner) has the right to receive all dividends and proceeds.

      (e)  Not applicable.

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Reference is made to Item 4 for a description of the Merger Agreement and the Stock Option Agreements.

      Except as described in this Schedule 13D or as provided in the Merger Agreement and the Stock Option Agreements, neither Coastal nor, to the knowledge of Coastal, any executive officer or director of Coastal, has any contract, arrangement, understanding or relationship with any person with respect to any securities of El Paso, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 ITEM 7.     Material to be Filed as Exhibits

      Exhibit 1 --   Agreement and Plan of Merger, dated as of January 17,
                     2000 between El Paso Energy Corporation, El Paso Merger
                     Company and The Coastal Corporation (Incorporated by reference to Exhibit 1 of Schedule 13D filed by El Paso
                     Energy Corporation on January 26, 2000).

      Exhibit 2 --   Stock Option Agreement, dated as of January 17, 2000
                     between El Paso Energy Corporation and The Coastal
                     Corporation (Incorporated by reference to Exhibit 2 of Schedule 13D filed by El Paso Energy Corporation on
                     January 26, 2000).

      Exhibit 3 --   Stock Option Agreement, dated as of January 17, 2000
                     between El Paso Energy Corporation and The Coastal
                     Corporation (Incorporated by reference to Exhibit 3 of Schedule 13D filed by El Paso Energy Corporation on
                     January 26, 2000).




                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     THE COASTAL CORPORATION

                                     By: /s/  Austin M. O'Toole
                                        ---------------------------------
                                        Name:  Austin M. O'Toole
                                        Title: Senior Vice President and
                                                Secretary


Dated:  January 26, 2000





                                 Schedule I

                    Executive Officers and Directors of
                          The Coastal Corporation

      The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of  Coastal is set forth below.
                                                       Position/Principal
 Name and Citizenship       Business Address              Occupation
 --------------------       ----------------           ------------------
 David A. Arledge           The Coastal Corporation    Chairman, President and
 (United States Citizen)    Coastal Tower              Chief Executive Officer
                            Nine Greenway Plaza        of Coastal
                            Houston, Texas 77046

 Harold Burrow              Eight Greenway Plaza       Vice Chairman of the
 (United States Citizen)    Suite 930                  Board of Coastal
                            Houston, Texas 77046

 John M. Bissell            2345 Walker Avenue, NW     Director of Coastal/
 (United States Citizen)    Grand Rapids, MI 49544     Chairman of the Board
                                                       of Bissell, Inc.

 George L. Brundrett, Jr.   The Coastal Corporation    Director of Coastal
 (United States Citizen)    Coastal Tower
                            Nine Greenway Plaza
                            Houston, Texas 77046

 James F. Cordes            The Coastal Corporation    Director of Coastal
 (United States Citizen)    Coastal Tower
                            Nine Greenway Plaza
                            Houston, Texas 77046

 Roy L. Gates               The Coastal Corporation    Director of Coastal
 (United States Citizen)    Coastal Tower
                            Nine Greenway Plaza
                            Houston, Texas 77046

 Anthony W. Hall, Jr.       900 Bagby                  Director of Coastal/
 (United States Citizen)    Fourth Floor               City Attorney, City of
                            Houston, Texas 77002       Houston, Texas

 Kenneth O. Johnson         The Coastal Corporation    Director of Coastal/
 (United States Citizen)    Coastal Tower              Senior Vice President
                            Nine Greenway Plaza        of Coastal
                            Houston, Texas 77046

 Jerome S. Katzin           The Coastal Corporation    Director of Coastal
 (United States Citizen)    Coastal Tower
                            Nine Greenway Plaza
                            Houston, Texas 77046

 J. Carleton MacNeil, Jr.   7020 N. Port Washington    Director of Coastal/
 (United States Citizen)      Road                     Securities Brokerage
                            Suite 200                  and Investments
                            Milwaukee, WI 53217

 Thomas R. McDade           Two Houston Center         Director of Coastal/
 (United States Citizen)    909 Fannin                 Attorney, McDade &
                            Suite 1200                 Fogler
                            Houston, Texas 77010

 O. S. Wyatt, Jr.           Eight Greenway Plaza       Director of Coastal
 (United States Citizen)    Suite 930
                            Houston, Texas 77046

 Coby C. Hesse              The Coastal Corporation    Senior Executive Vice
 (United States Citizen)    Coastal Tower              President of Coastal
                            Nine Greenway Plaza
                            Houston, Texas 77046

 James A. King              The Coastal Corporation    Executive Vice
 (United States Citizen)    Coastal Tower              President of Coastal
                            Nine Greenway Plaza
                            Houston, Texas 77046

 Jeffrey A. Connelly        The Coastal Corporation    Senior Vice President
 (United States Citizen)    Coastal Tower              of Coastal
                            Nine Greenway Plaza
                            Houston, Texas 77046

 Carl A. Corrallo           The Coastal Corporation    Senior Vice President
 (United States Citizen)    Coastal Tower              and General Counsel
                            Nine Greenway Plaza        of Coastal
                            Houston, Texas 77046

 Rodney D. Erskine          The Coastal Corporation    Senior Vice President
 (United States Citizen)    Coastal Tower              of Coastal
                            Nine Greenway Plaza
                            Houston, Texas 77046

 Donald H. Gullquist        The Coastal Corporation    Senior Vice President
 (United States Citizen)    Coastal Tower              of Coastal
                            Nine Greenway Plaza
                            Houston, Texas 77046

 Dan J. Hill                The Coastal Corporation    Senior Vice President
 (United States Citizen)    Coastal Tower              of Coastal
                            Nine Greenway Plaza
                            Houston, Texas 77046

 Austin M. O'Toole          The Coastal Corporation    Senior Vice President
 (United States Citizen)    Coastal Tower              and Secretary of
                            Nine Greenway Plaza        Coastal
                            Houston, Texas 77046

 James L. Van Lanen         310 First Street           Senior Vice President
 (United States Citizen)    Roanoke, VA 24011          of Coastal

 Thomas M. Wade             The Coastal Corporation    Senior Vice President
 (United States Citizen)    Coastal Tower              of Coastal
                            Nine Greenway Plaza
                            Houston, Texas 77046

 Keith O. Rattie            The Coastal Corporation    Senior Vice President
 (United States Citizen)    Coastal Tower              of Coastal
                            Nine Greenway Plaza
                            Houston, Texas 77046

 M. Truman Arnold           The Coastal Corporation    Vice President of
 (United States Citizen)    Coastal Tower              Coastal
                            Nine Greenway Plaza
                            Houston, Texas 77046

 Daniel F. Collins          The Coastal Corporation    Vice President of
 (United States Citizen)    Coastal Tower              Coastal
                            Nine Greenway Plaza
                            Houston, Texas 77046

 Thomas E. Jackson          The Coastal Corporation    Vice President of
 (United States Citizen)    Coastal Tower              Coastal
                            Nine Greenway Plaza
                            Houston, Texas 77046

 Jeffrey B. Levos           The Coastal Corporation    Vice President and
 (United States Citizen)    Coastal Tower              Controller of Coastal
                            Nine Greenway Plaza
                            Houston, Texas 77046

 John J. Lipinski           The Coastal Corporation    Vice President of
 (United States Citizen)    Coastal Tower              Coastal
                            Nine Greenway Plaza
                            Houston, Texas 77046

 Stirling D. Pack, Jr.      The Coastal Corporation    Vice President of
 (United States Citizen)    Coastal Tower              Coastal
                            Nine Greenway Plaza
                            Houston, Texas 77046

 M. Frank Powell            The Coastal Corporation    Vice President of
 (United States Citizen)    Coastal Tower              Coastal
                            Nine Greenway Plaza
                            Houston, Texas 77046

 Ronald D. Matthews         The Coastal Corporation    Treasurer of Coastal
 (United States Citizen)    Coastal Tower
                            Nine Greenway Plaza
                            Houston, Texas 77046




                               EXHIBIT INDEX

 Exhibit 1 --   Agreement and Plan of Merger, dated as of January 17, 2000 between El Paso Energy Corporation, El Paso Merger Company and The Coastal Corporation (Incorporated by reference to Exhibit 1 of Schedule 13D filed by El Paso Energy
                Corporation on January 26, 2000).

 Exhibit 2 --   Stock Option Agreement, dated as of January 17, 2000 between
                El Paso Energy Corporation and The Coastal Corporation
                (Incorporated by reference to Exhibit 2 of Schedule 13D filed by El Paso Energy Corporation on January 26, 2000).

 Exhibit 3 --   Stock Option Agreement, dated as of January 17, 2000 between
                El Paso Energy Corporation and The Coastal Corporation
                (Incorporated by reference to Exhibit 3 of Schedule 13D filed by El Paso Energy Corporation on January 26, 2000).